

05044199

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
NOV 2 8 2005
WASH, D.C.
209
SECTION

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Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 53615

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FutureTrade Securities, LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26110 Enterprise Way
(No. and Street)

Lake Forest,	California	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Guerry 949-999-2210
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa,	California	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, William Guerry, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to FutureTrade Securities, LLC (the "Company") as of September 30, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title

See attached

Jenni C. Abney

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statement of Financial Condition.
(x)	(c)	Consolidated Statement of Income.
(x)	(d)	Consolidated Statement of Cash Flows.
(x)	(e)	Consolidated Statement of Changes in Member's Capital.
(x)	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

ACKNOWLEDGMENT

State of : California

County of Orange

On November 23, 2005, before me Jenni C. Abney, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared William Guerry,
Name(s) of Signer(s)



JENNI C. ABNEY
Comm. # 1391418
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Dec. 22, 2006

[ ] personally known to me
[X] proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/ they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Jenni C. Abney
Signature of Notary Public

Place Notary Seal Above

FUTURETRADE SECURITIES, LLC

(A wholly owned subsidiary of FutureTrade Technologies, Inc.)

(SEC I.D. No. 8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2005
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
NOV 2 8 2005
WASH. D.C.
209
SECTION

INDEPENDENT AUDITORS' REPORT

To FutureTrade Securities, LLC:

We have audited the accompanying statement of financial condition of FutureTrade Securities, LLC (the "Company") (a wholly owned subsidiary of FutureTrade Technologies, Inc.) as of September 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of FutureTrade Securities, LLC as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

November 23, 2005

FUTURETRADE SECURITIES, LLC
(A Wholly Owned Subsidiary of FutureTrade Technologies, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2005

ASSETS	
CASH AND CASH EQUIVALENTS	$3,038,048
RECEIVABLES FROM CUSTOMERS	319,647
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	3,554,857
OTHER CURRENT ASSETS	38,139
GOODWILL	3,128
TOTAL	$6,953,819
LIABILITIES AND MEMBER'S CAPITAL	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$1,329,893
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	568,080
DUE TO PARENT	116,646
Total liabilities	2,014,619
COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)	
MEMBER'S CAPITAL	4,939,200
TOTAL	$6,953,819

See notes to statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

FutureTrade Securities, LLC (the "Company"), a wholly owned subsidiary of FutureTrade Technologies, Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). All securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions—Customer commission revenue and related clearing expenses are recorded on a trade-date basis.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Expenses Paid on Behalf of Clients—The Company has entered into contracts with certain of its clients under which it utilizes a portion of the commission from such clients to pay research, services, and other expenses on behalf of such clients. It is the Company's policy to recognize as revenue only those amounts that involve a financial commitment and assumption of credit risk by the Company. As of September 30, 2005, amounts collected in excess of payments made was $1,054,093 of which $202,008 is included in caption payable to brokers, dealers, and clearing organizations, and $852,085 in accounts payable and accrued liabilities in the accompanying statement of financial condition. These amounts will be paid in the normal course of business.

Provision for Income Taxes—The Company is a limited liability company and has elected to be treated as a corporation for tax purposes pursuant to the applicable Federal tax regulations. As such, the results of its operations are included in the Parent's consolidated tax returns.

Fair Value of Financial Instruments—Substantially, all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost, which approximates fair value.

Goodwill—Effective January 1, 2002, as required by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the accounting for goodwill changed from an amortization method to an impairment-only approach. SFAS No. 142 requires the recoverability of goodwill to be evaluated if events or circumstances indicate a possible impairment. If impairment of the goodwill is determined, then a loss would be recorded. As of September 30, 2005, management determined that goodwill was not impaired.

Recently Issued Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 153, *Exchanges of Nonmonetary Assets* ("SFAS 153"), which is an amendment of APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* ("APB 29"). This statement addresses the measurement of exchanges of nonmonetary assets, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets as defined in paragraph 21(b) of APB 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes the adoption of SFAS 153 will not have a material impact on its financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* ("FIN 47"), an interpretation of SFAS 143, *Accounting for Conditional Asset Retirement Obligations*. This interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This statement is effective for the first fiscal year beginning after December 15, 2005. The Company believes the adoption of FIN 47 will not have a material impact on its financial position or results of operations.

In May 2005, the FASB issued SFAS 154, *Accounting for Changes and Error Corrections* ("SFAS 154"), which is a replacement of APB Opinion No. 20, *Accounting Changes*, and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements.* This statement changes the requirements for the accounting for and reporting of all voluntary changes in accounting principle and in the instance that a pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes the adoption of SFAS 154 will not have a material impact on its financial position or results of operations.

3. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

4. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

5. RELATED-PARTY TRANSACTIONS

In 2005, the Parent charged certain expenses solely related to the sales and support of securities transaction paid by the Parent to the Company. Payables due to the Parent resulting from these services are settled in the normal course of business. As of September 30, 2005, the Company had payables due to the Parent of $116,646.

The Parent provides, at no extra charge to the Company, equipment and other operating and administrative services.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $4,578,286, which was $4,443,978 in excess of its required net capital of $134,308. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1 at September 30, 2005.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

* * * * * *



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

November 23, 2005

FutureTrade Securities, LLC
26110 Enterprise Way
Lake Forest, CA 92630

Dear Sirs:

In planning and performing our audit of the financial statements of FutureTrade Securities, LLC (the "Company") as of and for the year ended September 30, 2005 (on which we issued our report dated November 23, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP